Exhibit 99.3

Execution Version

SECOND AMENDING AGREEMENT

TO THE OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

THIS SECOND AMENDING AGREEMENT is made as of November 30, 2021,

BETWEEN:

OBSIDIAN ENERGY LTD.

as Borrower

- and -

ROYAL BANK OF CANADA,

THE BANK OF NOVA SCOTIA,

BANK OF MONTREAL,

CANADIAN IMPERIAL BANK OF COMMERCE,

EXPORT DEVELOPMENT CANADA,

ATB FINANCIAL,

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC,

NATIONAL BANK OF CANADA, and

BUSINESS DEVELOPMENT BANK OF CANADA

as Lenders

- and -

ROYAL BANK OF CANADA

as Administrative Agent on behalf of the Lenders

PREAMBLE:

A.

Pursuant to the amended and restated credit agreement made as of March 26, 2021 among Obsidian Energy Ltd., as borrower (the “Borrower”), Royal Bank of Canada (“RBC”) and each of the other financial institutions party thereto, as lenders (collectively, the “Lenders”), and RBC, as administrative agent (in such capacity, the “Agent”), as amended by a consent and first amending agreement made as of November 24, 2021 (as amended, the “Credit Agreement”), the Lenders agreed to continue to provide to the Borrower the Credit Facilities.

B.	The Parties wish to amend and supplement the Credit Agreement on the terms and conditions herein provided.

AGREEMENT:

NOW THEREFORE in consideration of the premises, the covenants and the agreements herein contained, the Parties agree as follows:

1.	Interpretation

1.1	In this Second Amending Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

“Agreement” means second amending agreement, as amended, modified, supplemented or restated from time to time.

“Amended Credit Agreement” means the Credit Agreement, as amended by this Agreement.

“Second Amendment Date” means the date of this Agreement.

For certainty, each foregoing defined term which is incorporated into this Agreement by reference that such term has the meaning attributed to it in the Amended Credit Agreement is incorporated herein notwithstanding that the effectiveness of the amendments and supplements to the Credit Agreement set forth in Section 2 hereof are only effective upon and are subject to the satisfaction of the conditions precedent set forth in Section 5.

1.2	Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3

The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to “Sections” are to Sections of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.4	This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.5	The following Schedules are annexed hereto and are incorporated by reference and deemed to be part hereof:

Schedule A – Commitment Amounts.

2.	Amendments to Credit Agreement.

2.1	Increase in Borrowing Base.

(a)	Section 3.11(a) of the Credit Agreement is hereby amended by deleting “$[Redacted – Confidential]” where it appears therein and to substitute therefor “$[Redacted – Confidential]”.

(b)

The parties hereto hereby confirm and agree that the maximum principal amount of the Borrowing Base Facilities is hereby increased to Cdn.$[Redacted – Confidential] from Cdn.$[Redacted – Confidential].

2.2	Increase in Tranche A Facility Commitment Amount.

(a)	The existing definition of “Tranche A Facility Commitment Amount” contained in Schedule A of the Credit Agreement is hereby deleted in its entirety and the following is hereby substituted therefor:

“”Tranche A Facility Commitment Amount” means Cdn.$[Redacted – Confidential], as such amount may be increased or decreased pursuant to this Agreement.”

(b)	The parties hereto hereby confirm and agree that the maximum principal amount of the Tranche A Facility is hereby increased to Cdn.$[Redacted – Confidential] from Cdn.$[Redacted – Confidential].

2.3	Decrease in Tranche B Facility Commitment Amount.

(a)	The existing definition of “Tranche B Facility Commitment Amount” contained in Schedule A of the Credit Agreement is hereby deleted in its entirety and the following is hereby substituted therefor:

“”Tranche B Facility Commitment Amount” means Cdn.$[Redacted – Confidential], as such amount may be decreased pursuant to this Agreement.”

(b)	The parties hereto hereby confirm and agree that the maximum principal amount of the Tranche B Facility is hereby decreased to Cdn.$[Redacted – Confidential] from Cdn.$[Redacted – Confidential].

2.4

New Schedule B; Revised Commitment Amounts. Schedule B to the Credit Agreement is hereby deleted in its entirety and replaced with a new Schedule B which is attached hereto as Schedule A, which new Schedule B, inter alia, provides the new Tranche A Facility Commitments and Tranche B Facility Commitments of each Lender after giving effect to the amendments and supplements to the Credit Agreement contemplated hereby.

3.	Conditional Amendment to Section 3.6 of the Credit Agreement.

3.1

Section 3.6 of the Credit Agreement shall, concurrently and automatically without any further action of the parties hereto upon the effectiveness of corresponding amendments to Section 8.10 of the Amended, Restated and Consolidated Note Purchase Agreement in form and substance satisfactory to the Agent and Lenders’ Legal Counsel, each acting reasonably, be amended by deleting such Section 3.6 in its entirety and substituting therefor the following:

“3.6	Mandatory Reduction of Tranche B Facility Commitment Amount

(a)

Effective as of December 31, 2021, the outstanding Tranche B Facility Commitment Amount shall automatically be reduced and partially cancelled by, and the Aggregate Principal Amount under the Tranche B Facility (together with all accrued and unpaid interest and fees on the Aggregate Principal Amount being repaid) shall be repaid as set forth in Section 3.6(c) in, an amount which is equal to (the “December 31, 2021 Tranche B Facility Principal Repayment Amount”):

(i)	the then amount of undrawn availability on the Borrowing Base Facilities; plus

(ii)	the cash and Cash Equivalents then held by the Borrower and its Subsidiaries (but excluding therefrom any cash or Cash Equivalents which are Excluded Deposits/Amounts); less

(iii)

the sum of (x) Cdn.$[Redacted – Confidential] plus (y) the amount required to be repaid under Existing Notes in accordance with the Intercreditor Agreement as a result of such repayment of the Tranche B Facility.

(b)

Upon the reduction of the Tranche B Facility as contemplated by this Section 3.6, the Individual Tranche B Facility Commitment Amount of each of the Tranche B Facility Lenders under the Tranche B Facility shall be reduced pro rata in the same proportion that the amount of the reduction in such Tranche B Facility bears to the amount of such Tranche B Facility in effect immediately prior to such reduction.

(c)	Notwithstanding any other provision of this Agreement to the contrary:

(i)

by no later than January 7, 2022, the Borrower shall have delivered an officer’s certificate of the Borrower to the Agent certifying the December 31, 2021 Tranche B Facility Principal Prepayment Amount, together with particulars of each of the definitions and elements included in the determination of the December 31, 2021 Tranche B Facility Principal Prepayment Amount; and

(ii)

by no later than January 11, 2022, the Borrower shall have repaid the December 31, 2021 Tranche B Facility Principal Repayment Amount (together with all accrued and unpaid interest and fees on the December 31, 2021 Tranche B Facility Principal Repayment Amount through to and including the date so repaid).

Any failure of the Borrower to make repayment of the December 31, 2021 Tranche B Facility Principal Repayment Amount (together with all accrued and unpaid interest and fees on the December 31, 2021 Tranche B Facility Principal Repayment Amount through to and including the date so repaid) by January 11. 2022 shall, automatically, be deemed to constitute an Event of Default under the Credit Agreement.”

4.	Transfer of Portion of Principal Outstanding Under Tranche B Facility to Tranche A Facility; Funding of Outstanding Accommodations to Reflect Revised Commitments.

4.1

Transfer of Portion of Principal Outstanding Under Tranche B Facility to Tranche A Facility. The Borrower, the Agent and the Lenders agree that, on the Second Amendment Date concurrently with the effectiveness of conditions precedent set forth in Section 5 herein, Cdn.$[Redacted – Confidential] of the outstanding Canadian Prime Rate Loans outstanding under the Tranche B Facility shall be deemed to be outstanding as Canadian Prime Rate Loans under the Tranche A Facility under the Amended Credit Agreement.

4.2

Funding of Outstanding Accommodations. In order to give effect to the revised Borrowing Base Facilities Commitment Amounts, the Tranche A Facility Commitment Amounts and the Tranche B Facility Commitment Amounts contemplated hereby on the Effective Date, the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent (including the assignment of interests in, or the purchase of participations in, existing Loans) to give effect to the revised Borrowing Base Facilities Commitment Amounts, the Tranche A Facility Commitment Amounts and the Tranche B Facility Commitment Amounts and to ensure that the aggregate Obligations owing to each Lender under the Credit Facilities are outstanding in proportion to each Lender’s Rateable Portion of all outstanding Obligations under the Credit Facilities after giving effect to such revised Borrowing Base Facilities Commitment Amounts, the Tranche A Facility Commitment Amounts and the Tranche B Facility Commitment Amounts.

5.

Conditions Precedent. The amendments and supplements to the Credit Agreement contained in Section 2 herein are only effective upon and are subject to the satisfaction of the following conditions precedent:

(a)

the Borrower shall have made payment of all accrued and unpaid interest and fees outstanding on the Canadian Prime Rate Loans under the Tranche B Facility being deemed on the Second Amendment Date to be outstanding as Canadian Prime Rate Loans under the Tranche A Facility pursuant to Section 4.1 hereof; and

(b)	no Default or Event of Default shall have occurred and be continuing as of the Second Amendment Date.

The foregoing conditions precedent are for the sole benefit of the Agent and the Lenders and may be waived, in whole or in part and with or without further conditions, in the sole discretion of the Agent and the Lenders.

6.

Representations and Warranties. To confirm each Lender’s understanding concerning the Borrower and its business, properties and obligations, and to induce the Agent and each Lender to enter into this Agreement, the Borrower hereby reaffirms to the Agent and each Lender that, as of the Second Amendment Date, its representations and warranties contained in Section 12.1 of the Credit Agreement, as amended by this Agreement, and except to the extent such representations and warranties relate solely to an earlier date, are true and correct in all material respects and additionally represents and warrants as follows on the Second Amendment Date:

(a)	it has full corporate power and capacity to enter into this Agreement and to perform its obligations hereunder and under the Credit Agreement, as amended by this Agreement;

(b)	this Agreement, and the performance by it of its obligations under the Credit Agreement, as amended by this Agreement:

(i)	have been duly authorized, executed and delivered by it; and

(ii)

do not conflict with or contravene or constitute a default or create a Lien, other than a conflict, contravention, default or Lien which would not reasonably be expected to have a Material Adverse Effect or a Lien which is a Permitted Encumbrance, under:

(A)	its constating documents, by-laws, any resolution of its Directors or any shareholders’ or partnership agreement in respect of the Borrower;

(B)	any agreement or document to which it is a party or by which any of its property is bound; or

(C)	any applicable Law;

(c)

the Amended Credit Agreement constitutes a valid and binding obligation of the Borrower, and is enforceable against the Borrower in accordance with the terms thereof, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar statutes affecting the enforcement of creditors’ rights generally and by general principles of equity; and

(d)	no Default or Event of Default has occurred and is continuing.

7.

Continuing Effect. Each of the parties hereto acknowledges and agrees that the Amended Credit Agreement and all other documents entered into in connection therewith, will be and continue in full force and effect and are hereby confirmed and the rights and obligations of all parties thereunder will not be affected or prejudiced in any manner except as specifically provided herein. The Borrower hereby further acknowledges and agrees that all Security granted by it to the Agent for its own benefit and on behalf of the Lender Secured Parties and others in connection with the Credit Agreement and any other documents executed and delivered pursuant thereto or in connection therewith, including confirmations and acknowledgements thereof, continue in full force and effect, without in any way impairing or derogating from any of the mortgages, pledges, charges, assignments, security interests and covenants therein contained or thereby constituted, as continuing security for all indebtedness, liabilities and other obligations of the Borrower under the Amended Credit Agreement and each other Document to which it is a party.

8.

Expenses. The Borrower will pay or reimburse the Agent and the Lenders, as applicable, for the reasonable out of pocket expenses, including reasonable legal fees and disbursements (on a solicitor and his own client full indemnity basis), enforcement costs and reasonable fees and disbursements of the Financial Advisor, incurred by the Agent and the Lenders, as applicable, in connection with the negotiation, preparation, execution and maintenance of the Amended Credit Agreement and of this Agreement.

9.

Counterparts. This Agreement may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by fax or other electronic transmission of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an original executed counterpart of this Agreement. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as in provided Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

THIS SECOND AMENDING AGREEMENT has been executed effective the date first written above.

OBSIDIAN ENERGY LTD., as Borrower

By:	“Peter D. Scott”
Peter D. Scott
Senior Vice President and Chief Financial Officer

[Second Amending Agreement – Obsidian]

ROYAL BANK OF CANADA, as Agent

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Second Amending Agreement – Obsidian]

ROYAL BANK OF CANADA, as Lender

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Second Amending Agreement – Obsidian]

THE BANK OF NOVA SCOTIA, as Lender

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Second Amending Agreement – Obsidian]

BANK OF MONTREAL, as Lender

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Second Amending Agreement – Obsidian]

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Second Amending Agreement – Obsidian]

EXPORT DEVELOPMENT CANADA, as Lender

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Second Amending Agreement – Obsidian]

ATB FINANCIAL, as Lender

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Second Amending Agreement – Obsidian]

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, as Lender

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Second Amending Agreement – Obsidian]

NATIONAL BANK OF CANADA, as Lender

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Second Amending Agreement – Obsidian]

BUSINESS DEVELOPMENT BANK OF CANADA, as Lender

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

[Second Amending Agreement – Obsidian]

ACKNOWLEDGEMENT:

Obsidian Energy Ltd. (by its former name, Penn West Petroleum Ltd.), 1647456 Alberta Ltd., Penn West Northern Harrier Partnership, Obsidian Energy Partnership (by its former name, Penn West Petroleum), Penn West PROP Holdco Ltd., Penn West PROP Limited Partnership and Penn West Sandhill Crane Ltd. (each a “Guarantor”, and collectively, the “Guarantors”) each hereby acknowledge and consent to the Agreement and acknowledge, agree and confirm that the guarantee dated May 18, 2017 (the “Guarantee”), provided by the Guarantors for the benefit of the Lender Secured Parties, and all representations, warranties, covenants and other obligations set forth therein are binding on the Guarantors and continue in full force and effect as a guarantee of all of the Lender Secured Obligations. Each Guarantor hereby restates the terms set forth in the Guarantee to the extent necessary under applicable Law to give effect to the foregoing. The Guarantors hereby further acknowledge and agree that all Security granted by each of the Guarantors to the Agent on behalf of the Lender Secured Parties and others in connection with the Guarantee, the Credit Agreement and any other documents executed and delivered pursuant thereto or in connection therewith, continue in full force and effect, without in any way impairing or derogating from any of the mortgages, pledges, charges, assignments, security for all indebtedness, liabilities and other obligations of the undersigned.

Acknowledged as of the Second Amendment Date.

OBSIDIAN ENERGY LTD.

Per:	“Peter D. Scott”
Peter D. Scott
Senior Vice President and Chief Financial Officer

PENN WEST NORTHERN HARRIER PARTNERSHIP, by its managing partner, PENN WEST SANDHILL CRANE LTD.

Per:	“Peter D. Scott”
Peter D. Scott
Chief Financial Officer

OBSIDIAN ENERGY PARTNERSHIP, by its managing partner, OBSIDIAN ENERGY LTD.

Per:	“Peter D. Scott”
Peter D. Scott
Senior Vice President and Chief Financial Officer

[Second Amending Agreement – Obsidian (Guarantor Acknowledgment)]

PENN WEST PROP HOLDCO LTD.

Per:	“Peter D. Scott”
Peter D. Scott
Chief Financial Officer

PENN WEST PROP LIMITED PARTNERSHIP, by its general partner, PENN WEST PROP HOLDCO LTD.

Per:	“Peter D. Scott”
Peter D. Scott
Chief Financial Officer

PENN WEST SANDHILL CRANE LTD.

Per:	“Peter D. Scott”
Peter D. Scott
Chief Financial Officer

1647456 ALBERTA LTD.

Per:	“Peter D. Scott”
Peter D. Scott
Chief Financial Officer

[Second Amending Agreement – Obsidian (Guarantor Acknowledgment)]

SCHEDULE A

TO SECOND AMENDING AGREEMENT

SCHEDULE B

OBSIDIAN ENERGY LTD.

AMENDED AND RESTATED CREDIT AGREEMENT

MADE AS OF MARCH 26, 2021

COMMITMENT AMOUNTS

LENDER	OPERATING FACILITY COMMITMENT AMOUNT	INDIVIDUAL TRANCHE A FACILITY COMMITMENT AMOUNT	INDIVIDUAL TRANCHE B FACILITY COMMITMENT AMOUNT	INDIVIDUAL COMMITMENT AMOUNT
Royal Bank of Canada	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]

The Bank of Nova Scotia	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]

Bank of Montreal	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]

Canadian Imperial Bank of Commerce	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]

Export Development Canada	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]

ATB Financial	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]

Fédération des caisses Desjardins du Québec	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]

National Bank of Canada	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]

Business Development Bank of Canada	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]

Total:	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]	[Redacted – Confidential]